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March 21, 2025	Kimberly Karcewski Vargo Shareholder +1 (202) 312 3385 kvargo@vedderprice.com

Via edgar correspondence Attn: Chad D. Eskildsen Staff Accountant U.S. Securities and Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549

Re:	Comments on Copeland Trust (the “Registrant”) November 30, 2024 Annual Financial Statements and Additional Information (the “November Financial Statements”)

Dear Mr. Eskildsen:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comment on the November Financial Statements, which were submitted via EDGAR to the Securities and Exchange Commission on December 10, 2024. The Staff’s comment was conveyed to the Registrant by telephone on February 28, 2025. Below is the Staff’s comment on the November Financial Statements and the Registrant’s response thereto.

Comment: Please explain why the total values for the stocks with a footnote (a) designation do not align with the Level 2 or Level 3 assets listed on pages 30-31 of the November Financial Statements.

Response: The Registrant has reviewed the Schedule of Investments for the Copeland International Small Cap Fund (the “Fund”) and the table in Note 2 to the November Financial Statements that lists the values of the Fund’s Level 2 securities. The Registrant has determined that, in the November Financial Statements, several fair valued securities in the Fund’s Schedule of Investments inadvertently exclude after their names a footnote “(a)” designation to explain that the value of the security had been determined in good faith under policies of the Board of Trustees. As a result, the total value of the fair valued securities footnoted in the Schedule of Investments does not correspond to the total value of fair valued securities included in the table in Note 2 to the November Financial Statements. The Registrant has confirmed that the total value of fair valued securities of $454,534 referenced on page 31 of the November Financial Statements is correct and that all fair valued securities are included in the Fund’s Schedule of Investments, although some are not marked with a footnote (a). The Registrant hereby undertakes to consistently include the applicable footnote in the financial statements for future reporting periods.

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U.S. Securities and Exchange Commission

March 21, 2025

We trust the foregoing is responsive to your comment. If you have any questions, you can reach me at (202) 312-3385.

Very truly yours,

/s/ Kimberly Karcewski Vargo

Kimberly Karcewski Vargo

Shareholder

KV/dla